UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42000

Zhibao Technology Inc.

(Translation of registrant’s name into English)

Floor 3, Building 6, Wuxing Road, Lane 727

Pudong New Area, Shanghai, China, 201204

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This Report on Form 6-K is hereby incorporated by reference into the registration statement on Form S-8 (Registration No. 333-293537), to the extent not superseded by documents or reports subsequently filed or furnished by Zhibao Technology Inc. (the “Company”) under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Amendment to the Securities Purchase Agreement and Closing of PIPE Financing

On August 17, 2026, Zhibao Technology, Inc. (the “Company”) entered into an amendment to the Securities Purchase Agreement by and among the Company and certain non-U.S. investors named therein (the “Investors”) previously announced, pursuant to which (i) the delivery of the PIPE units, each consisting of one Class A ordinary share, par value US$0.0001 per share, of the Company (each, a “PIPE Class A Ordinary Share”) and one warrant to purchase one Class A ordinary share of the Company (each, a “Warrant”), shall be effected through two releases with the first release, involving the delivery of 395,678,152 PIPE units, to occur at the closing (the “First Release”), and the second release, involving the delivery of the remaining 46,321,848 PIPE units, to occur within 30 days after the closing or such later date and subject to receipt of Shareholder Approval for the effectiveness of an increase in the Company’s authorized share capital, and (ii) the Investors shall deliver an aggregate of 2,380 Bitcoins at closing in full satisfaction of the aggregate purchase price of US$154,700,000, based on a reference price of US$65,000 per Bitcoin. A copy of the Amendment is attached hereto as Exhibit 99.1 to this Report on Form 6-K.

On August 17, 2026, the Company closed the previously announced PIPE financing. At closing, the Investors delivered an aggregate of 2,380 Bitcoins to the Company’s designated wallet account in full satisfaction of the aggregate purchase price of US$154,700,000. In connection with the First Release, the Company delivered 395,678,152 PIPE Units to the Investors. The remaining 46,321,848 PIPE Units are expected to be delivered to the relevant Investors following receipt of shareholder approval and the effectiveness of an increase in the Company’s authorized share capital, with no additional consideration required from any Investor.

On August 17, 2026, Zhibao Technology Inc. has issued a press release titled “Zhibao Technology Inc. Announces Closing of $154.7 Million PIPE Financing,” a copy of which is attached hereto as Exhibit 99.2 to this Report on Form 6-K.

Forward-Looking Statements

This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “expect,” “plan,” “could,” “may,” “will,” “believe,” “estimate,” “forecast,” “goal,” “project,” and other words of similar meaning. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to obtain shareholder approval and complete the Second Release, the Company’s ability to comply with applicable Nasdaq rules, market volatility of Bitcoin and other digital assets, custody and operational risks related to digital assets, the Company’s goals and strategies, business development, financial condition and results of operations, general economic and business conditions globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and current report on Form 6-K and other documents filed with the SEC. Forward-looking statements speak only as of the date of this Form 6-K. Except as required by law, the Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Amendment to the Securities Purchase Agreement dated August 17, 2026
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhibao Technology Inc.

By:	/s/ Jinmei Guo Hellstroem
Name:	Jinmei Guo Hellstroem
Title:	Chief Executive Officer

Date: August 17, 2026

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